LEVY& BOONSHOFT, P.C.
ATTORNEYS AT LAW
477 Madison Avenue
New York, New York 10022
(212) 751-1414
Facsimile: (212) 751-6943

December 7, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Owen Pinkerton, Esq.

Re:	TNT Designs, Inc. Registration Statement Form SB-2, filed April 8, 2005 File No. 333-123941

Dear Mr. Pinkerton:

Please be advised that this firm has recently been retained as special securities counsel to TNT Designs, Inc. (“TNT”). Reference is made to the Commission’s comment letter dated October 28, 2005 relative to TNT’s Amendment No. 1 to its Registration Statement Form SB-2. In response to these comments, TNT has caused to be filed Amendment No. 2 to the Form SB-2, a redlined copy of which is enclosed with the original correspondence to show revisions to the filing. The purpose of this correspondence is to illustrate those changes to the Commission and provide explanation, where necessary. The items herein bear the same numbering as the Commission’s comment letter.

General

1.
Please note that amendments in a registration statement must be numbered consecutively in the order in which they are filed. In this regard, we note that you this amendment is not properly numbered as amendment no. 1. Se Rule 470 of Regulation C.

The most recently filed amendment to the Form SB-2 has been properly numbered as “Amendment No. 2.”

Cover Page

2.
Please advise us as to why you have included the paragraph below the cross-references to the “Risk Factors” section in which you state that the prospectus may be supplemented or amended and that investors should read any such amendment or supplement before investing. Since this offering will be a continuous offering and preliminary prospectuses will presumably not be circulated, please advise us as to why this paragraph is necessary. We note, for example, that only the final prospectus will be circulated to and any supplements filed would be stickered to the final prospectus. Please revise or advise. This comment also refers to similar language found on page 16.

The language regarding amendments to the prospectus has been deleted.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

Risk Factors, page 4

3.
Please avoid using generic conclusions such as “adversely affected” when describing the risks’ effects. For example, without limitation, we note that on page 9 you state that your “business” may be adversely affected by a unilateral termination of your agreement with Radico or your inability to meet minimum requirements. Explain the specific effect this risk will have on your business. Replace this, and similar language, with specific disclosure of how you, your business, financial condition and results of operations would be affected by the facts you describe.

The references to TNT’s business being “adversely affected” has been revised to state the following:

TNT CURRENTLY IS A PARTY TO ONLY ONE ALLIANCE AGREEMENT AS THE SOURCE FOR PRODUCTS WE INTEND TO SELL AND SHOULD THERE BE A BREACH UNDER THE AGREEMENT BY EITHER PARTY OR A PROBLEM OBTAINING PRODUCT UNDER THE AGREEMENT WE MAY BE UNABLE TO CONSUMMATE SALES AND GENERATE REVENUE AND PROFITS.

Our sole alliance agreement for the importation and sale of our products is with Radico Import Export Ltd., an Indian corporation. Should we have difficulty obtaining apparel products from Radico or should we have difficulty entering into other alliance agreements for importing products from other sources, our business operations may be unable to consummate any sales and we may required to cease operations.

TNT IS DEPENDENT ON ENTERING INTO STRATEGIC ALLIANCES AND DISTRIBUTORSHIP AGREEMENTS WITH THIRD PARTIES FOR PRODUCTS THAT TNT INTENDS TO SELL.

As a wholesaler and distributor of women’s accessories and cosmetics, TNT does not produce nor does it intend to produce any products that TNT intends to sell, but rather TNT intends to obtain these products from third parties under alliances or distribution agreements TNT may enter into. TNT is currently a party to a single agreement. In the event TNT’s current alliance agreement is not successful or TNT can not enter into additional alliance or distribution agreements with parties for products that are acceptable to consumers, may be unable to effectuate sales or conduct revenue generating operations.

TNT HAS YET TO ATTAIN PROFITABLE OPERATIONS AND BECAUSE TNT WILL NEED ADDITIONAL FINANCING TO FUND THE DEVELOPMENT OF BUSINESS, TNT MAY EXPERIENCE DIFFICULTY IN ITS EFFORTS TO CONTINUE AS A GOING CONCERN.

TNT has incurred a net loss of $27,772 for the period from February 17, 2004 (inception) to September 30, 2005, and has no revenues to date. The successful implementation of our business plan is dependent upon future profitable operations from the development of our business. Our financial statements included with this prospectus have been prepared assuming that TNT will continue as a going concern. A going concern paragraph has not been issued in that TNT currently has adequate cash on hand to fund our current monthly operating expenses for a period of five (5) months. However TNT may fail to remain a going concern should we seek to expand business operations and effectuate the TNT business plan as anticipated (See “Plan of Operation” herein) without additional financing. If TNT is not able to achieve revenues or obtain financing, then TNT may not be able to commence revenue generating operations or to continue as a going concern.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

THERE IS NO ACTIVE TRADING MARKET FOR OUR COMMON STOCK AND IF A MARKET FOR OUR COMMON STOCK DOES NOT DEVELOP, OUR INVESTORS MAY HAVE DIFFICULTY IN ATTEMPTING TO SELL THEIR SHARES.

There is currently no active trading market for our common stock and such a market may not develop or be sustained. TNT currently plans to have its common stock quoted on the National Association of Securities Dealers Inc.’s OTC Bulletin Board upon the effectiveness of this registration statement of which this prospectus forms a part. In order to do this, a market maker must file a Form 15c-211 to allow the market maker to make a market in our shares of common stock. At the date hereof, Ms. Tandon, the sole officer and director of TNT is not aware that any market maker has any such intention. TNT Designs cannot provide investors with any assurance that TNT’s common stock will be traded on the OTC Bulletin Board or, if traded, that a public market will materialize. Further, the OTC Bulletin Board is not a listing service or exchange, but is instead a dealer quotation service for subscribing members. If TNT’s common stock is not quoted on the OTC Bulletin Board or if a public market for TNT’s common stock does not develop, then investors may have difficulty selling the shares of our common stock. If TNT establishes a trading market for its common stock, the market price of the common stock may fluctuate significantly and be significantly affected by factors such as actual or anticipated fluctuations in operation results, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the shares of developmental stage companies, which may materially cause the market price of TNT’s common stock to decline.

SALES OF A SUBSTANTIAL NUMBER OF SHARES OF OUR COMMON STOCK INTO THE PUBLIC MARKET BY SELLING STOCKHOLDERS MAY RESULT IN SIGNIFICANT DOWNWARD PRESSURE ON THE PRICE OF OUR COMMON STOCK AND COULD AFFECT THE ABILITY OF OUR STOCKHOLDERS TO REALIZE ANY CURRENT TRADING PRICE OF OUR COMMON STOCK.

Sales of a substantial number of shares of our common stock in the public market could cause a reduction in the market price of our common stock, when and if such a market develops. When this registration statement is declared effective, the selling stockholders may be reselling up to 34.6% of the issued and outstanding shares of our common stock. As a result of such registration statement, a substantial number of our shares of common stock which have been issued may be available for immediate resale when and if a market develops for our common stock, which could cause the price of our common stock to decline. As a result of any such decreases in price of our common stock, purchasers who acquire shares from the selling stockholders may lose some or all of their investment.

NASD SALES PRACTICE REQUIREMENTS MAY ALSO LIMIT A STOCKHOLDER’S ABILITY TO BUY AND SELL OUR STOCK.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

In addition to the “penny stock” rules promulgated by the Securities and Exchange Commission (see above and the “Market for Common Equity and Related Stockholder Matters” section at page 14 for discussions of penny stock rules), the NASD has adopted rules that require that in recommending an investment to a customer, a broker-dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, broker-dealers must make reasonable efforts to obtain information about the customer’s financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative, low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for broker-dealers to recommend that their customers buy our common stock, which may limit your ability to buy and sell our stock and may cause the price of shares of our common stock to decline.

Risks Related to Our Financial Condition, page 4

TNT Has Yet to Attain Profitable Operations and Because TNT Will Need Additional Financing to Fund the Development of Business, TNT May Experience Difficulty in its Efforts to Continue as a Going Concern, page 4

4.
You disclose that a going concern paragraph has not been issued in that TNT currently has adequate cash on hand for your current monthly operating expenses which are nominal. We note that your cash balance has decreased significantly from the date of your audited balance sheet. In that regard, please advise us whether or not TNT still has enough cash on hand to cover monthly operating expenses for the next twelve months. Revise this risk factor and your discussion of liquidity on page 16 as necessary.

The disclosure in the risk factor and the plan of operations have been revised relative to TNT’s existing cash balance and monthly operating expenses.

TNT is a development stage company with no revenues to date and there can be no assurance that TNT will ever be successful in generating revenue through our business and marketing strategy, page 4

5.	Since the heading to this risk factor focuses on TNT’s lack of revenues, please revise your discussion to focus on lack of revenues, not profits.

The risk factor was revised to discuss revenues, not profits.

As a development stage company with no history of operation…. page 5

6.	We note your response to comment 17. Please revise your disclosure in the “Business” or “Plan of Operation” sections to discuss bullet points five and six.

The description of business section was revised to discuss bullet points five and six from the response letter of Baratta & Goldstein dated September 23, 2005.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

Risks Related to the Market for our Common Stock, page 5

There is no active trading market for our common stock…. page 5

7.
Refer to comment 18. We are unable to locate the requested revisions. Therefore, please revise the heading to remove the implication that, unless your shares are traded on the OTC Bulletin Board, investors will be “unable” to sell their shares. As you indicate on the cover page and elsewhere, the selling shareholders will be able to sell their shares at a fixed price of $0.10 unless a market develops, and thereafter, at market prices or in privately negotiated transactions.

The risk factor was revised accordingly.

Risks Related to Our Business, page 7

As we have no operating history there can be no assurances…. page 8

8.
Please revise to clarify that you only have one supplier. Radico Export Import Ltd. In this regard, we note your statement in the first sentence under this heading that you have no customers and “a limited number of suppliers”.

The risk factor was revised to state TNT has only a single supplier of products.

Our only alliance agreement is contingent on our purchasing of minimum quantities…. page 9

9.	Please revise your risk factor to quantify the minimum requirements.

We have been advised by TNT that the alliance agreement does not require minimum purchase quantities to remain effective but, as set forth in paragraph 5 thereof, Radico and TNT will establish minimum quantities when ordering merchandise. The risk factor set forth in the above comment was deleted and the relevant references in the Description of Business were revised accordingly.

Selling Security Holders, page 10

10.
We note your statement that “TNT is currently Blue Skied in the States of New York, New Jersey and Georgia…” Please revise to clarify for investors that as of the date of this registration statement the selling shareholders may only sell their securities in New York, New Jersey and Georgia.

The selling security holders section was revised according to this comment.

Plan of Distribution, page 11

11.
Please revise your disclosure on page 12 to clarify that, in the event there is a material change to your plan of distribution, you will file a post-effective amendment, not a prospectus supplement. Please see Item 512(a)(iii) of Regulation S-B. Please be aware that post-effective amendments filed to reflect such changes will require the suspension of sales until the post-effective amendment is brought effective.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

The Plan of Distribution was revised to include: “A post-effective amendment to this prospectus disclosure, such an agreement would require the suspension of sales by the selling security-holders until the post-effective amendment was declared effective.”

Directors, Executive Officers, Promoters and Control Persons, page 12

12.
Refer to comment 29. We are unable to locate the requested disclosure. As such, revise to expand your discussion of Ms. Tandon’s business experiences. For example, describe how Ms. Tandon was “involved” as an entrepreneur in the apparel, home furnishings, travel and fashion accessories industry. Provide dates and positions served for each position in the last five years. See Item 401 of Regulation S-B.

The disclosure was revised as follows: Anju Tandon was appointed Director, President, Secretary, Treasurer and Chief Financial Officer in February 2004 at the formation of TNT, and she is our only employee. Prior thereto, and from January 2002 to February 2004, Ms. Tandon served as an independent consultant in the apparel home furnishings, fashion accessories, import-export business and travel industries by providing counseling. Prior thereto, and from January 2000 to February 2002, served as an associate in structured finance with Arthur Anderson. Ms. Tandon holds a Masters in Business Administration from Pace University and a B.A. from Fordham University.

13.	We note your response and revision relating to comment 30. Please revise to include the term of office, if any, for each officer as well. See Item 401(a)(3) of Regulation S-B.

The footnote regarding terms of our executive officers was revised to read: Our executive officers are elected annually by our director, Ms. Tandon, who is also serving her consecutive terms as President, Chief Financial Officer and Secretary, which current terms shall expire in February, 2006.

Description of Business, page 14

14.
Please revise to expand your discussion of your relationship with Radico. For example, you state in the sixth paragraph on page 14 that Radico has existing relationships that it wishes to continue, however, all future distributions will be handled by TNT. Clarify the nature and extent of these existing relationships and their effect, if any, on your ability to achieve your business plan. We note, for example, that TNT’s exclusivity rights appear to be “subject to” these exiting relationships.

The description of TNT's alliance agreement with Radico was revised to read:

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

On September 22, 2004, TNT signed an exclusive distributorship and alliance agreement with Radico Export Import, Ltd., a corporation formed under the laws of India (“Radico”). The agreement provides us with an exclusive right to market and distribute Radico’s products in New York State. The consideration for this right was Radico’s ability thereby to potentially sell more of its products through a U.S. distribution channel, which is in line with Radico’s strategy of increasing export of its products in the United States. Radico has an existing relationship with a small, local retailer of Radico's products within New York State. While TNT’s agreement with Radico provides it the exclusive right to distribute Radico’s products to all new buyers through New York State Radico is permitted to supply this retailer. As a result of this relationship we may not be able to fully achieve our business plan of distributing Radico’s goods in New York State. This other seller may have more developed marketing strategies, sales forces and distribution channels, enabling this distributor better opportunity to sell Radico’s products. TNT’s inability to distribute Radico’s products to other sellers may significantly impair TNT's ability to generate sales and revenues sufficient to sustain operations. TNT has permitted Radico to maintain this existing relationship that it wishes to continue, however all future distribution will be handled by TNT.

TNT has exclusive and non-transferable rights granted under the agreement. Subject to a certain preexisting relationship which Radico has with a single local retailer in New York, TNT is the only company authorized in New York State to import, market and distribute Radico products in the state for a period of five years, renewable for additional five year-periods upon expiration of the initial term. The agreement may be terminated by either party unilaterally upon three months notice. The agreement does not provide for any minimum shipment amounts; however, upon mutual agreement between TNT and Radico we will be required to buy a minimum quantity of products when placing an order. Nothing in the agreement prevents us from purchasing products from any other vendor or from developing, marketing or distributing other fashion and beauty products.

15.
We note your response to comment 35. Please revise to indicate when Radico expects to terminate its preexisting relationships with other distributors in New York. Further, expand your disclosure to indicate the duration of each preexisting relationship. If Radico’s termination of its existing contracts is dependent upon a certain event, such as the quotation of TNT’s shares or TNT’s capital raising efforts, please disclose this.

Those existing relationships are not with other distributors but rather with pre-existing retailers of Radico’s products. Radico is not required to terminate any of these existing relationships. This section has been revised accordingly.

16.
Refer to comment 34. Please revise to discuss your commission structure with Radico. Also, you state that the agreement with Radico does not provide for any minimum shipment amount. Please revise to clarify that your agreement with Radico requires you to buy a minimum quantity of products, quantifying this minimum purchase requirement. In addition, please disclose when the minimum purchase requirement will first be imposed and whether the minimum purchase requirement may change over time.

Please see response to Comment 9.

17.
We refer to your response to comment 36 in which you state that TNT is not able to “finance the link to the Radico website.” This implies that TNT will have to pay a fee in order to be able to link to Radico’s website. To the extent this is true, please quantify the fees that TNT will be obligated to pay.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

There is no financial obligation that TNT has to Radico in order to have the link from TNT’s website to Radico’s operational. Rather the link is subject to the other financial requirements TNT faces in developing its website. This section in the Description of Business was revised accordingly

Plan of Operation, page 16

18.
We note that your plan of operation for the 90 days following the date of this prospectus is to market and distribute Radico’s products to potential customers. Please revise to discuss your plan of operation for the next twelve months in accordance with Item 303(a)(l) of Regulation S-B.

The plan of operation was revised in accordance with Item 303(a)(1).

19.
We note your statement that TNT intends to negotiate an expansion if the geographic scope of the agreement with Radico such that the exclusivity extends throughout the United States. Please revise to discuss the status of those negotiations. Further, please clarify that the agreement TNT has with Radico does not include a provision regarding possible expansion throughout the United States.

The relevant provision in the Plan of Operation was revised to read: However, TNT's current agreement with Radico makes no provision for expanding TNT's exclusivity, nor has any agreement with Radico, written or oral, been reached and no assurance can be given that any such agreement will be reached.

20.
We are unable to locate the requested disclosure relating to comment 39. Please explain how you intend to conduct marketing efforts via your website. Specifically, what methods will you utilize to steer traffic to your website?

The Distribution Methods and Marketing section has been revised to read: We anticipate retaining one or more internet consultants to create banners and links for TNT’s website on clothing and apparel sales websites and websites promoting Indian cultural interests.

21.
Refer to comment 40. We are unable to locate the requested information. Please revise your disclosure to include a discussion of how long you can maintain your operations without additional financing. See Item 303(a)(l) of Regulation S-B.

The disclosure in the plan of operations regarding TNT’s cash position was revised accordingly.

22.
Please revise the final paragraph under this heading to disclose your cash position, not the total value of your assets, since your ability to achieve the items noted in this section relies on the company obtaining additional cash. In connection with this, we note that your cash burn rate from November 2004 to May 2005 is in excess of $1,000 per month. Please disclose your cash position as of the most recent month-end.

The paragraph was revised to discuss TNT’s cash position and anticipated expenses based upon past expenditures.

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

Report of Independent Registered Accounting Firm, page F-2

23.
We note your response to comment 48, but the proposed language for the audit report remains unchanged from what was initially filed. As previously requested, please have your auditors revise their report to comply with the suggested modification in AU9508.I8 or tell us why they believe a revision is not necessary.

The revised change is now included in the auditor's report as follows: "The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion."

Financial Statements, page F-3

24.
Please present an interim financial statements as of your most recent fiscal quarter in accordance with Item 310(b) of Regulation S-B and update the financial statements in accordance with Item 310(g) of Regulation S-B in your next amendment if necessary. This comment also applies to the “Summary of Our Financial Data” found on page 2.

The financial statements have been updated to the full year ended September 30, 2005, which has been audited.

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Stock based compensation, page F-7

25.
We note that you valued shares issued for compensation in December 2004 based upon the fair value of the services provided, since the fair value of services was more readily determinable than the stock price. However, it does not appear that your proposed revisions have been made to the document. Also, it does not appear that you have revised your disclosures to include those suggested by Chapter 12 of the AICPA Practice Aid: Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Please include these revisions in your next amendment.

TNT advises, as disclosed in Note 5 to the financial statements, the retainer agreement as of October 2004 required a second payment of $10,000 in cash or common stock. In December 2004, 100,000 shares were issued under the retainer agreement in payment of such second payment. The fair value was determined in accordance with FASB Statement 123, et al, para .107, "Except for transactions with employees . . . all transactions which . . . services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or of the equity instrument issued, whichever is more reliability measurable."

Securities and Exchange Commission
December 7, 2005

LEVY & BOONSHOFT, P.C.

The fair value of the equity instrument issued, the 100,000 shares, was based on the fair value of TNT's stock, as determined based on the selling price of the most recent previously sold shares and the selling price of the next subsequently sold shares, which together are all the shares sold by TNT since inception and through the filing date of this registration statement, exclusive of the incorporators shares. These shares were all sold for $.10, per share.

In addition, we do not believe it is necessary to consider the suggestions of Chapter 12 of the AICPA Practice Aid, as the fair value is clearly established.

Part II

Item 26. Recent Sales of Unregistered Securities

26.
We note your response to comments 44 and 45. Please revise your disclosure to indicate which exemption you are relying on for each private placement including the facts necessary to support the claim. In this regard, we note your supplemental response. Finally, please clarify whether all of the purchasers of your securities in each of the offerings were accredited investors.

Both offerings were conducted under Rule 504 of Regulation D of the Securities Act of 1933, as amended and Item 26 was revised accordingly.

Item 27. Exhibits

27.
We are unable to locate the information requested by comment 45. Please revise the exhibit index to include a specimen stock certificate and any other instruments defining the rights of security holders. See Item 601 of Regulation S-B.

The specimen stock certificate is attached to this filing as Exhibit 4.1.

28.	As previously requested, please revise to file an executed copy of your Exclusive Distributorship and Alliance Agreement.

An executed copy of the Alliance Agreement is attached hereto as Exhibit 10.3.

Should you have any questions or require anything further, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ Levy & Boonshoft, P.C.
Levy & Boonshoft, P.C.